

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>Via E-mail</u>
Mr. Liankuan Yang
Chief Executive Officer
Gold Horse International, Inc.
No. 31 Tongdao South Road Hohhot
Inner Nongolia, China 010030

     RE: Gold Horse International, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2011
            Filed September 28, 2011
            File No. 000-30311

Dear Mr. Yang:

     We issued comments on the above filing on May 7, 2012. On June 12, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

     As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

     You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions.

                           Sincerely,

                           /s/ Terence O'Brien

                           Terence O'Brien
                           Accounting Branch Chief